82.4776

saipem

Via Martiri di Cefalonia, 67
20097 San Donato Milanese (Milano)
Tel. +39 025201 Fax +39 0252044415
www.saipem.eni.it




09047427

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

Prot. SEGR/ 537

San Donato M.se, December 1, 2009

Re: Saipem S.p.A. - File No. 82.4776

SUPPL

Dear Sirs,

Please find enclosed the following documents that are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

- Saipem Press Release dated 9th October 2009
- Saipem Press Release dated 12th October 2009
- Saipem Press Release dated 14th October 2009
- Saipem Press Release dated 27th October 2009
- Saipem Press Release dated 30th October 2009
- Saipem Press Release dated 11th November 2009
- Saipem Press Release dated 13th November 2009
- Saipem Press Release dated 25th November 2009
- Interim Report at September 30, 2009

Each document indicates the file number in the upper right hand corner of each unbound page.

dlw 12/4


LLOYD'S REGISTER QUALITY ASSURANCE
ISO9001
UKAS
QUALITY MANAGEMENT
001

saipem spa
Sede legale di San Donato Milanese, Via Martiri di Cefalonia, 67
Capitale Sociale Euro 441.410.900 i.v.
Registro Imprese di Milano, Codice Fiscale 00825790157
Partita Iva 00825790157, R.E.A. Milano n. 788744
Società soggetta all'attività di direzione
e coordinamento dell'Eni S.p.A.



saipem

If you have any questions or comments or require further information, please contact Mr. Giulio Bozzini, telephone number -- (2) 52033202 or Mr. Michele Nebbioli, telephone number -- (2) 52054276.

Yours faithfully,


Saipem
General Affairs Dept.
Company's Secretary Office Manage
Michele Nebbioli

saipem



Press Release

San Donato Milanese (Milan), 9 October 2009 – Saipem announces the merger deed incorporating Snamprogetti Sud into Saipem S.p.A has been filed at the relevant business register.

Saipem, 43% owned by Eni, is organised in three Business Units: Offshore, Onshore and Drilling, with a strong bias towards oil & gas related activities in remote areas and deepwater. Saipem is a leader in the provision of engineering, procurement, project management and construction services with distinctive capabilities in the design and the execution of large scale offshore and onshore projects, and technological competences such as gas monetisation and heavy oil exploitation.

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy
Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653 Fax: +39-02520.54295
E-mail: investor.relations@Saipem.eni.it

saipem



Saipem wins new onshore contracts worth US$ 500 million

San Donato Milanese (MI), 12 October 2009 – Saipem has been awarded two onshore contracts in Qatar and Oman for a total value of approximately US$ 500 million.

In Qatar, Saipem has been awarded a lump sum turn key contract for the development of the onshore project Qafco 6, including the construction of a new urea production plant within the new Qafco industrial complex in the Mesaieed city, about 30 kilometres South of Doha.
The EPC (Engineering Procurement Construction) contract was awarded to a consortium comprising Saipem as leader and the South Korean company Hyundai Engineering & Construction Co. Ltd. by Qatar Fertiliser Company S.A.Q.
The contract covers the supply of licenses, engineering, procurement, construction and start-up of a new granulation urea production plant with a capacity of 3,850 tonnes per day and associated utilities and off-site units at the new Qafco Fertilizer Complex. The project will be completed in 35 months.
For the same client and in consortium with the same partner, Saipem is working at the Qafco 5 for the construction of two ammonia plants plus one urea plant and related utilities and offsite facilities, the excess ammonia of which will feed the new urea plant just awarded.

In Oman, Saipem, as the leader of a joint venture comprising the Indian infrastructure firm AFCONS, has been awarded by SIDC - a Subsidiary of SIPC (Sohar Industrial Port Company) - the contract to design and construct a deepwater bulk jetty at the Port of Sohar, about 150 kilometres northwest of Muscat.
Saipem's scope of work will consist of the engineering, procurement and project management for the construction of a piled jetty and platform, 1,380 metres long, in 25 metres water depth, which will be able to accommodate very large ore carriers (of 400,000 DWT). The works will be completed in the first quarter of 2011.

Saipem, 43% owned by Eni, is organised in three Business Units: Offshore, Onshore and Drilling, with a strong bias towards oil & gas related activities in remote areas and deepwater. Saipem is a leader in the provision of engineering, procurement, project management and construction services with distinctive capabilities in the design and the execution of large scale offshore and onshore projects, and technological competences such as gas monetisation and heavy oil exploitation.

saipem



Website: www.saipem.eni.it
Switchboard: +39-02520.1
Shareholder Information:
Saipem S.p.A. - Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI) - Italy
Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653 - Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

saipem



Saipem wins a new offshore contract in Nigeria worth over US$ 200 million

San Donato Milanese (Milan), 14 October 2009 – Saipem has been awarded a new offshore contract worth over US$ 200 million for the subsea development of the Bonga North-West field, located in the Oil Mining Lease (OML) 118, approximately 120 kilometres off the Nigerian coast.

The contract has been awarded by Shell Nigeria Exploration and Production Company Limited (SNEPCo), and encompasses engineering, procurement, fabrication, installation and pre-commissioning services for 13 kilometres of 10"/12" production pipe-in-pipe flowlines, 4 kilometres of 12" water injection flowlines as well as related production facilities. The contract also includes the installation of 15 kilometres of umbilicals. Bonga North-West is located in approximately 900 to 1,200 meters of water, and will be developed with 12 subsea wells tied back into the Bonga main infrastructure.

Marine activities will be carried out mainly by Saipem FDS and Saipem 3000 vessels, in different time-frames between the second half of 2012 and the last quarter of 2013.

Saipem, 43% owned by Eni, is organised in three Business Units: Offshore, Onshore and Drilling, with a strong bias towards oil & gas related activities in remote areas and deepwater. Saipem is a leader in the provision of engineering, procurement, project management and construction services with distinctive capabilities in the design and the execution of large scale offshore and onshore projects, and technological competences such as gas monetisation and heavy oil exploitation.

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy
Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653 Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it



saipem

Saipem:
Board of Directors approves Interim Report at September 30, 2009

- **Adjusted net profit for the first nine months of 2009 amounted to Euro 544 million, up 6.7% compared to the first nine months of 2008.**
- **Adjusted net profit for the third quarter of 2009 amounted to Euro 170 million, down 10.1% compared to the third quarter of 2008.**
- **New contracts won during the first nine months of 2009 amounted to Euro 6,949 million. The backlog at September 30, 2009 stood at Euro 18,354 million (Euro 19,041 million at September 30, 2008).**
- **Investments in the first nine months of 2009 amounted to Euro 1,214 million, compared to Euro 1,459 million in the first nine months of 2008.**

San Donato Milanese, October 27, 2009. The Board of Directors of Saipem S.p.A. today approved the Saipem Group's Interim Report at September 30, 2009 (not subject to audit).

(million euro)

Q3 2008	Q2 2009	Q3 2009	Q3 2009 vs Q3 2008 (%)		First nine months 2008	First nine months 2009	Sept 2009 vs Sept 2008 (%)
2,642	2,580	2,542	(3.8)	Revenues	7,261	7,700	6.0
286	298	284	(0.7)	Operating profit	775	866	11.7
189	188	170	(10.1)	Adjusted net profit	510	544	6.7
189	188	170	(10.1)	Net profit	690	544	(21.2)
285	301	281	(1.4)	Adjusted cash flow	769	875	13.8
480	385	334	(30.4)	Investments	1,459	1,214	(16.8)
5,492	2,550	1,881	(65.8)	New contracts	10,963	6,949	(36.6)

As previously stated, revenues and associated profit levels, particularly in the Offshore and Onshore sectors, and, to a lesser extent, in the Drilling sector, are not consistent over time, as they are influenced not only by market performance but also by climatic conditions and individual project schedules. Consequently, the results from any one particular fiscal period can vary significantly, thereby precluding a direct comparison with the same period in other fiscal years or extrapolation of figures from a single quarter to the entire year.

Investments in the third quarter of 2009 amounted to Euro 334 million (Euro 480 million in the third quarter of 2008) and included:

- Euro 114 million in the Offshore sector relating mainly to the construction of a new pipelayer (CastorOne) and an ultra-deepwater field development ship (FDS2), the development of a new fabrication yard in Indonesia, and maintenance and upgrading of the existing asset base;
- Euro 168 million in the Offshore Drilling sector, relating to the construction of two semi-submersible rigs, a new ultra-deepwater drillship and a jack-up, in addition to maintenance and upgrading of the existing asset base;
- Euro 46 million in the Onshore Drilling sector mainly relating to the upgrading and construction of five rigs;
- Euro 6 million in the Onshore sector for maintenance and upgrading of the existing asset base.

Investments in the first nine months of 2009 amounted to Euro 1,214 million, compared to Euro 1,459 million in the first nine months of 2008.

Fleet expansion is progressing according to plan. The jack-up Perro Negro 6 was completed in September. Saipem 12000 is due to begin operations in May 2010, while the semi-submersible platforms Scarabeo 8 and Scarabeo 9 are expected to start operations in June 2010. In 2011, investments are scheduled to be completed for the FDS2 (second quarter), the pipelayer CastorOne (third quarter), the new Diving Support Vessel (third quarter) and the new yard in Indonesia.

Net financial debt at September 30, 2009 amounted to Euro 2,848 million, representing an increase of Euro 816 million from December 31, 2008, mainly attributable to investments made during the period, the distribution of dividends and variation in working capital; the latter deriving from an extraordinarily favourable situation at the end of 2008 due to the exceptional level of downpayments received during the year.

New contracts and backlog

During the third quarter of 2009, Saipem was awarded contracts which, net of the reduction relating to contracts already in the backlog, amounted to Euro 1,881 million (Euro 5,492 million in the third quarter of 2008).

New contracts awarded to the Saipem Group during the first nine months of 2009, net of the reduction relating to contracts already in the backlog, amounted to Euro 6,949 million (Euro 10,963 million in the first nine months of 2008).

The backlog of the Saipem Group at September 30, 2009 stood at Euro 18,354 million (Euro 4,757 million in the Offshore sector, Euro 8,439 million in the Onshore sector, Euro 5,158 million in the Drilling sectors), of which Euro 1,968 million are due to be realized in the fourth quarter of 2009 and approximately Euro 7,300[*] million in 2010.

---

[*] *Subject to the Nord Stream project keeping to its contractual schedule, which provides for production to start in April 2010 and also subject to the deep-water drilling rigs, currently under construction, being delivered as per contractual schedule.*

Management outlook for 2009 and medium-term outlook

Despite the current overall weakness in hydrocarbon demand, oil prices have increased considerably since the beginning of the year. This trend reflects high expectations for a growth in demand following the end of the financial crisis, as well as possible supply shortages as a result of the recent slow-down in oil industry spending.

The rise in oil prices has not yet led to increased spending by the oil companies, which are carrying out investment programmes approved at the end of 2008, when the outlook was very negative.

In 2009, Saipem continues to execute contracts largely acquired in the previous two years, when the market was particularly favourable. The quality of the backlog and the strong operating performance on projects under execution, underpin expectations of achieving largely positive results: **revenues and operating profits for full year 2009 are now expected to be slightly higher than the record levels of 2008.** New contracts won in the first nine months of 2009 have enabled the backlog to remain at very high levels, confirming the resilience of Saipem's business model with respect to the cyclical nature of the market.

Investments on current projects for 2009 are confirmed to be in the region of Euro 1.6 billion. In addition, a further Euro 100 million has been added to cover this year's quota of the investment for the conversion of a tanker into an FPSO unit, for which the Client has already authorised the start of conversion works, in anticipation of an expected formalization of the leasing contract.

In the medium term a further strengthening of Saipem's competitive position is expected, as a result of long-term presence in geographical areas and sectors due to attract significant investments even in the context of moderate oil prices, and the start of operations of new distinctive assets in 2010 and 2011.

This press release containing the consolidated results of the third quarter of 2009 (not subject to audit) constitutes the Interim Report pursuant to article 154-ter of Law 58/98. Economic and financial data have been prepared in compliance with the criteria set by the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB) and adopted by the European Commission, in accordance with art. 6 of EC Regulation no. 1606/2002 by the European Parliament and Council of Ministers on July 19, 2002. Data pertaining to the Income Statement refers to the third quarter of 2008, the second and third quarters of 2009 and the first nine months of 2008 and 2009. Balance sheet data refers to September 30, 2009 and December 31, 2008. Financial tables match those contained in the Half-year and Annual Financial Reports.

Saipem's Chief Financial Officer, Mr Giulio Bozzini, in his capacity as the manager responsible for the preparation of the Company's financial reports, certifies, pursuant to art. 154-bis paragraph 2 of Legislative Decree no. 58/1998, that data and information disclosed in this press release correspond to the Company's evidence and accounting books and entries.

Forward-looking statements are based on a number of assumptions and expectations that could ultimately prove inaccurate, as they are subject to risks and variables outside the company's control. These include: currency fluctuations, interest rate fluctuations, the level of capital expenditure in the oil and gas industry, as well as other industries, political instability in areas where the Group operates, and actions by competitors. Moreover, contract execution is also subject to variables outside the company's control, such as weather conditions. Actual results could therefore differ materially from the forward-looking statements.

Contact details

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy

Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653
Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

Analysis by business sector

Offshore:

(million euro)

Q3 2008	Q2 2009	Q3 2009	Q3 2009 vs Q3 2008 (%)		First nine months 2008	First nine months 2009	Sept 2009 vs Sept 2008 (%)
1,027	1,192	1,136	10.6	Revenues	2,768	3,333	20.4
(839)	(970)	(927)	10.5	Expenses	(2,265)	(2,713)	19.8
(47)	(48)	(49)	4.3	Depreciation and amortisation	(128)	(147)	14.8
141	174	160	13.5	Operating profit	375	473	26.1
18.3	18.6	18.4		EBITDA %	18.2	18.6	
13.7	14.6	14.1		EBIT %	13.5	14.2	
270	1,303	1,544		New contracts	3,689	3,408	

The backlog at September 30, 2009 amounted to Euro 4,757 million, of which Euro 793 million is due to be realised in the fourth quarter of 2009.

- Revenues for the first nine months of 2009 amounted to Euro 3,333 million, representing a 20.4% increase compared to the same period of 2008, due mainly to higher levels of activity in West Africa, Kazakhstan and in the Mediterranean Sea.

- Operating profit for the first nine months of 2009 amounted to Euro 473 million, equal to 14.2% of revenues, versus Euro 375 million, equal to 13.5% of revenues, in the first nine months of 2008. EBITDA margin stood at 18.6% compared to 18.2% for the same period of 2008. This increase in margin is attributable to improved contract conditions and strong operational performance.

- The most significant contracts awarded in the third quarter include:

- for ESSO Exploration Angola (Block 15) Limited, the contract for the development of the *Kizomba Satellites Epc3 Tiebacks* project, involving the Kizomba Satellites fields in Block 15 offshore Angola. The scope of work comprises engineering, construction, transport and installation of tiebacks, umbilicals, risers and subsea systems connecting the Mavacola and Clochas fields to the existing Kizomba A and B FPSOs;
- for Eni, in Italy, a turnkey contract for works to be carried out in the Mediterranean Sea;
- for Nord Stream AG, increases in contractual workscope relating to shore approach works in Germany and Russia.

Onshore:

(million euro)

Q3 2008	Q2 2009	Q3 2009	Q3 2009 vs Q3 2008 (%)		First nine months 2008	First nine months 2009	Sept 2009 vs Sept 2008 (%)
1,378	1,099	1,130	(18.0)	Revenues	3,820	3,536	(7.4)
(1,285)	(1,025)	(1,053)	(18.1)	Expenses	(3,573)	(3,295)	(7.8)
(13)	(14)	(12)	(7.7)	Depreciation and amortisation	(36)	(38)	5.6
80	60	65	(18.8)	Operating profit	211	203	(3.8)
6.7	6.7	6.8		EBITDA %	6.5	6.8	
5.8	5.5	5.8		EBIT %	5.5	5.7	
4,663	719 (*)	434		New contracts	5,718	2,774 (*)	

(*) new contracts awarded in the second quarter of 2009 amounted to Euro 819 million, while contracts awarded in the first nine months of 2009 amounted to Euro 2,874 million, both of which have been reduced by Euro 100 million in respect of estimated decreased revenues on the Manifa project.

The backlog at September 30, 2009 amounted to Euro 8,439 million, of which Euro 926 million is to be realised in the fourth quarter of 2009.

- Revenues for the first nine months of 2009 amounted to Euro 3,536 million, representing a 7.4% decrease compared to the same period of 2008, attributable mainly to the slippage of activities on the Manifa project for Saudi Aramco.

- Operating profit for the first nine months of 2009 amounted to Euro 203 million, compared to Euro 211 million in the first nine months of 2008, with the margin on revenues rising from 5.5% to 5.7%. EBITDA margin stood at 6.8% compared to 6.5% in the same period of 2008. This increase in margin is attributable to strong operational performance.

- The most significant awards in the third quarter relate mainly to increases in workscopes of existing contracts.

Offshore Drilling:

(million euro)

Q3 2008	Q2 2009	Q3 2009	Q3 2009 vs Q3 2008 (%)		First nine months 2008	First nine months 2009	Sept 2009 vs Sept 2008 (%)
121	149	143	18.2	Revenues	359	429	19.5
(56)	(74)	(73)	30.4	Expenses	(171)	(213)	24.6
(18)	(23)	(24)	33.3	Depreciation and amortisation	(50)	(70)	40.0
47	52	46	(2.1)	Operating profit	138	146	5.8
53.7	50.3	49.0		EBITDA %	52.4	50.3	
38.8	34.9	32.2		EBIT %	38.4	34.0	
547	15	(101) (*)		New contracts	760	230 (*)	

(*) new contracts awarded in the third quarter of 2009 amounted to Euro 32 million, while contracts awarded in the first nine months of 2009 amounted to Euro 363 million, both of which have been reduced by Euro 133 million in respect of the cancellation of the ADDAX contract for Scarabeo 3.

The backlog at September 30, 2009 amounted to Euro 3,560 million, of which Euro 113 million is due to be realised in the fourth quarter of 2009.

- Revenues for the first nine months of 2009 amounted to Euro 429 million, representing a 19.5% increase on the same period of 2008, attributable mainly to the full-scale activities of the jack-ups Perro Negro 3 and Perro Negro 7 and the Tender Assisted Drilling Barge.

- Operating profit for the first nine months of 2009 amounted to Euro 146 million, compared to Euro 138 million in the first nine months of 2008, with the margin on revenues decreasing from 38.4% to 34.0%. EBITDA margin stood at 50.3% compared to 52.4% in the same period of 2008.

- Vessel utilisation in the first nine months of 2009 and the impact of programmed maintenance for 2009 are as follows:

Vessel	***September 2009***		***Year 2009***
	Under contract	***Idle***	***Idle due to class reinstatement works***
	(days)		***(days)***
Semi-submersible platform Scarabeo 3	185	88 **b**	–
Semi-submersible platform Scarabeo 4	116	157 **a**	217
Semi-submersible platform Scarabeo 5	273	–	–
Semi-submersible platform Scarabeo 6	250	23 **a**	108
Semi-submersible platform Scarabeo 7	254	19 **a**	19
Drillship Saipem 10000	273	–	–
Jack-up Perro Negro 2	90	183 **c**	–
Jack-up Perro Negro 3	273	–	–
Jack-up Perro Negro 4	273	–	–
Jack-up Perro Negro 5	273	–	–
Jack-up Perro Negro 7	273	–	–
Tender Assisted Drilling Barge	273	–	–

a = the vessel underwent class reinstatement works.
b = the vessel has been idle since July 5, 2009
c = the vessel has been idle since April 1, 2009.
Jack-up Perro Negro 3 has completed the contract with GSPC (Gujarat State Petroleum Corp) and has been idle since October 11, 2009.
A contract has been awarded in October by Sonangol for the lease of the new Jack-up Perro Negro 6 for works in Angola starting in November 2009. Contract duration is one year plus an option for an additional year.

Onshore Drilling:

(million euro)

Q3 2008	Q2 2009	Q3 2009	Q3 2009 vs Q3 2008 (%)		First nine months 2008	First nine months 2009	Sept 2009 vs Sept 2008 (%)
116	140	133	14.7	Revenues	314	402	28.0
(80)	(100)	(94)	17.5	Expenses	(218)	(282)	29.4
(18)	(28)	(26)	44.4	Depreciation and amortisation	(45)	(76)	68.9
18	12	13	(27.8)	Operating profit	51	44	(13.7)
31.0	28.6	29.3		EBITDA %	30.6	29.9	
15.5	8.6	9.8		EBIT %	16.2	10.9	
12	513	4		New contracts	796	537	

The backlog at September 30, 2009 amounted to Euro 1,598 million of which Euro 136 million is due to be realised in the fourth quarter of 2009.

- Revenues for the first nine months of 2009 amounted to Euro 402 million, representing a 28% increase compared to the same period of 2008, mainly due to the start of operations of new rigs in South America and Ukraine.

- Operating profit for the first nine months of 2009 amounted to Euro 44 million, compared to Euro 51 million in the first nine months of 2008, with a margin on revenues decreasing from 16.2% to 10.9%. EBITDA margin stood at 29.9% in line with the same period of 2008. The increase in depreciation and amortisation is due to the start of operations of new rigs.

- Average utilisation of rigs in the first nine months of 2009 stood at 91.9% (99% in 2008). At the end of September 2009, the Company owned 79 rigs (in addition to 5 rigs under construction) located as follows: 30 in Venezuela, 18 in Peru, 8 in Saudi Arabia, 7 in Algeria, 3 in Kazakhstan, 3 in Brazil, 3 in Italy, 2 in Ukraine, 2 in Congo, 1 in Ecuador, 1 in Colombia and 1 in Egypt. In addition, 5 third-party rigs were deployed in Peru, 5 rigs by the joint-venture company SaiPar and 2 third-party rigs in Kazakhstan.

Attachments:

Reclassified consolidated balance sheet, consolidated income statements reclassified by nature and function of expenses and reclassified statement of cash flow.

RECLASSIFIED CONSOLIDATED BALANCE SHEET

(million euro)

	December 31, 2008		September 30, 2009	
Net tangible fixed assets		5,171		5,995
Net intangible fixed assets		755		758
		5,926		6,753
- Offshore	2,631		2,947	
- Onshore	497		470	
- Offshore Drilling	2,149		2,643	
- Onshore Drilling	649		693	
Financial investments		43		50
Non-current assets		**5,969**		**6,803**
Net current assets		**(1,054)**		**(556)**
Net assets available for disposal and associated net financial debt		**68**		**68**
Employee termination indemnities		**(173)**		**(179)**
CAPITAL EMPLOYED		**4,810**		**6,136**
Shareholders' equity		**2,757**		**3,231**
Minority interest in net equity		**21**		**57**
Net debt		**2,032**		**2,848**
COVER		**4,810**		**6,136**
Leverage (net debt/shareholders' equity)		**0.74**		**0.88**
SHARES ISSUED AND OUTSTANDING		**441,410,900**		**441,410,900**

CONSOLIDATED INCOME STATEMENT RECLASSIFIED BY NATURE OF EXPENSES

(million euro)

Q3 2008	Q2 2009	Q3 2009		First nine months 2008	First nine months 2009
2,642	2,580	2,542	Operating revenues	7,261	7,700
2	4	4	Other revenues and income	9	11
(1,946)	(1,783)	(1,787)	Purchases, services and other costs	(5,247)	(5,387)
(316)	(390)	(364)	Payroll and related costs	(989)	(1,127)
382	**411**	**395**	**GROSS OPERATING PROFIT**	**1,034**	**1,197**
(96)	(113)	(111)	Amortisation, depreciation and write-downs	(259)	(331)
286	**298**	**284**	**OPERATING PROFIT**	**775**	**866**
(23)	(29)	(27)	Financial expenses	(72)	(82)
4	7	3	Income from investments	14	13
267	**276**	**260**	**INCOME BEFORE INCOME TAXES**	**717**	**797**
(75)	(75)	(71)	Income taxes	(201)	(216)
192	**201**	**189**	**INCOME BEFORE MINORITY INTEREST**	**516**	**581**
(3)	(13)	(19)	Minority interest	(6)	(37)
189	**188**	**170**	**ADJUSTED NET PROFIT**	**510**	**544**
–	–	–	Capital gain from the disposal of non-core assets	185	–
–	–	–	Tax charge	(5)	–
189	**188**	**170**	**NET PROFIT**	**690**	**544**
285	**301**	**281**	**CASH FLOW (Net profit + Depreciation and amortisation)**	**949**	**875**

CONSOLIDATED INCOME STATEMENT
RECLASSIFIED BY
FUNCTION OF EXPENSES

(million euro)

Q3 2008	Q2 2009	Q3 2009		First nine months 2008	First nine months 2009
2,642	2,580	2,542	Operating revenues	7,261	7,700
(2,270)	(2,175)	(2,144)	Production costs	(6,221)	(6,525)
(7)	(22)	(33)	Idle costs	(31)	(68)
(27)	(34)	(27)	Selling expenses	(83)	(87)
(3)	(2)	(7)	Research and development costs	(9)	(12)
(4)	(3)	(2)	Other operating expenses, net	(5)	(6)
331	**344**	**329**	**CONTRIBUTION FROM OPERATIONS**	**912**	**1,002**
(45)	(46)	(45)	General and administrative expenses	(137)	(136)
286	**298**	**284**	**OPERATING PROFIT**	**775**	**866**
(23)	(29)	(27)	Financial expenses	(72)	(82)
4	7	3	Income from investments	14	13
267	**276**	**260**	**INCOME BEFORE INCOME TAXES**	**717**	**797**
(75)	(75)	(71)	Income taxes	(201)	(216)
192	**201**	**189**	**INCOME BEFORE MINORITY INTEREST**	**516**	**581**
(3)	(13)	(19)	Minority interest	(6)	(37)
189	**188**	**170**	**NET PROFIT ADJUSTED**	**510**	**544**
–	–	–	Capital gain from the disposal of non-core assets	185	–
–	–	–	Tax charge	(5)	–
189	**188**	**170**	**NET PROFIT**	**690**	**544**
285	**301**	**281**	**CASH FLOW (Net profit + Depreciation and amortisation)**	**949**	**875**

RECLASSIFIED STATEMENT OF CASH FLOW

(million euro)

Q3 2008	Q2 2009	Q3 2009		First nine months 2008	First nine months 2009
189	188	170	Net profit	690	544
3	13	19	Minority interest	6	37
			Adjustments to reconcile cash generated from operating income before changes in working capital:		
96	111	103	Depreciation, amortisation and other non-monetary items	72	321
45	28	(106)	Variation in working capital relating to operations	210	(349)
333	**340**	**186**	**Net cash flow from operations**	**978**	**553**
(480)	(385)	(334)	Investments in tangible and intangible fixed assets	(1,459)	(1,214)
9	35	–	Disposals	332	35
(138)	**(10)**	**(148)**	**Free cash flow**	**(149)**	**(626)**
(36)	–	3	Disposal (Buy-back) of treasury shares	(50)	3
–	(239)	–	Cash flow from share capital and reserves	(192)	(239)
2	12	48	Effect of exchange rate differences and other changes on net debt	(10)	46
(172)	**(237)**	**(97)**	**Change in net debt**	**(401)**	**(816)**
1,923	**2,514**	**2,751**	**Net debt at beginning of period**	**1,694**	**2,032**
2,095	**2,751**	**2,848**	**Net debt at end of period**	**2,095**	**2,848**



saipem

Saipem: Interim Report as at 30 September 2009

San Donato Milanese (Milan), 30 October 2009 – Saipem wishes to announce that the Interim Report as at 30 September 2009 is now available to the public at Saipem's offices and filed with Borsa Italiana, and can be downloaded from the company's website www.saipem.eni.it

Saipem, 43% owned by Eni, is organised in three Business Units: Offshore, Onshore and Drilling, with a strong bias towards oil & gas related activities in remote areas and deepwater. Saipem is a leader in the provision of engineering, procurement, project management and construction services with distinctive capabilities in the design and the execution of large scale offshore and onshore projects, and technological competences such as gas monetisation and heavy oil exploitation.

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy

Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653 Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it



saipem

Saipem awarded new offshore drilling contracts worth US$ 460 million

San Donato Milanese (Milan), 11 November 2009 – Saipem has been awarded two new offshore drilling contracts for a total value of approximately US$ 460 million. The contracts are for the charter of Saipem's Scarabeo 5 and Perro Negro 2 offshore drilling rigs, in Norway and UAE.

Norwegian oil company Statoil awarded the contract to Saipem for the charter of the semi-submersible rig Scarabeo 5 for drilling activities in the Norwegian part of the North Sea. The 36-month contract will begin in the first quarter of 2011, upon the expiry of the present contract, which is also being carried out on behalf of the same Client.

Scarabeo 5, a fourth-generation semi-submersible rig capable of operating in water depths of up to 2,000 metres and drilling to depths of up to 9,000 metres, has been working continuously since 1990 in the Norwegian sector of the North Sea, one of the most demanding areas due to strict environmental regulations and harsh weather conditions.

The second contract, awarded to Saipem by Total, is for the charter of the jack-up Perro Negro 2 for drilling activities in the waters of United Arab Emirates, for a period of six months starting in the first quarter of 2010. The contract also includes two 3-months options to be exercised by the Client.

Perro Negro 2 is a jack-up rig capable of operating in water depths of up to 92 metres and drilling to depths of up to 6,400 metres.

Saipem, 43% owned by Eni, is organised in three Business Units: Offshore, Onshore and Drilling, with a strong bias towards oil & gas related activities in remote areas and deepwater. Saipem is a leader in the provision of engineering, procurement, project management and construction services with distinctive capabilities in the design and the execution of large scale offshore and onshore projects, and technological competences such as gas monetisation and heavy oil exploitation.

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy

Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653 Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it



saipem

Saipem wins new onshore contracts worth € 500 million

San Donato Milanese (Milan), 13 November 2009 – Saipem has been awarded new onshore contracts for a total value of approximately € 500 million.

In Australia, Saipem, in consortium with Leighton Contractors, has been awarded by Chevron the EPC contract for the Gorgon LNG jetty and marine structures project.
The scope of work will consist of the engineering, procurement, fabrication, construction and commissioning of the LNG jetty and related marine structures for the new Chevron Gorgon LNG plant on Barrow Island, 70 kilometres off the Pilbara coast of Western Australia.
The jetty will be 2.1 kilometres long consisting of steel trusses approximately 70m long supported by 55 concrete caissons leading to the loading platforms approximately four kilometres from the shore. The marine structure will include a heavy lift facility, tug pens and navigation aids. The use of concrete caissons for supports will reduce the environmental impact of the jetty construction by eliminating the use of the traditional piled construction method, which would have required hundreds of steel piles to be driven into the sea bed. The works are expected to be completed in 2013.

The Gorgon Project is a joint venture between the Australian subsidiaries of Chevron (Operator), ExxonMobil and Shell, to develop the Greater Gorgon gas fields, located between 130km and 200km off the north-west coast of Western Australia. The Greater Gorgon gas fields contain resources of about 40 trillion cubic feet of gas, Australia's largest-known gas resource.

In Kuwait, Saipem has been awarded by Kuwait Oil Company the EPC contract for the replacement of the compressors systems at the KOC's Gathering Centres 07, 08 and 21, in the south of the Country.
The scope of work will consist of the engineering, procurement, demolition and disposal of existing facilities, construction, installation, commissioning, and training of personnel for three new single electricity-driven LP centrifugal compressors - one each at the 3 Gathering Centres - complete with inlet and discharge scrubbers and power and control system. The works will be completed in approximately 32 months.

Finally, in Italy, Canada and Kazakhstan, Saipem has been awarded new contracts, for the performance of various Technical Services, as well as for the design and execution of new projects in "Renewables and Environment" market areas.

Technical Services typically consist of front end and continuing engineering and project management services provided to Saipem's customers. "Renewables and Environment" refers to a recently consolidated business line within Onshore business unit, which focuses on new projects for water and soil remediation, for emissions abatement and for power production from renewable energy sources.

Saipem, 43% owned by Eni, is organised in three Business Units: Offshore, Onshore and Drilling, with a strong bias towards oil & gas related activities in remote areas and deepwater. Saipem is a leader in the provision of engineering, procurement, project management and construction services with distinctive capabilities in the design and the execution of large scale offshore and onshore projects, and technological competences such as gas monetisation and heavy oil exploitation.

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy

Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653 Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

saipem



Saipem wins a new offshore contract worth approximately € 1 billion for the conversion and operation of a FPSO vessel

San Donato Milanese (Milan), 25 November 2009 – Saipem has been awarded a contract for the supply and operation of a FPSO vessel (Floating Production Storage and Offloading) worth approximately 1 billion euro(1).

The contract, awarded by Eni, encompasses the conversion of a wholly owned oil tanker into a FPSO vessel, for which Saipem will provide the installation and the operation management. The FPSO vessel will have a storage capacity of 700,000 barrels and a production capacity of 12,000 barrels of oil per day. Production activities will start in the fourth quarter of 2011.

The contract, lasting 20 years, is divided in two phases. For the first 8 years, the FPSO will be employed for the exploitation of the Aquila field. The Aquila field is located off the Italian coast in the Adriatic Sea, approximately 50 kilometres Northeast of Brindisi, in a water depth of 815 meters. During the remaining contractual length, the FPSO vessel will be employed for the development of fields to be designated by the Client.

(1): Non-time-discounted value of the revenues provided for by the contract during its length.

Saipem, 43% owned by Eni, is organised in three Business Units: Offshore, Onshore and Drilling, with a strong bias towards oil & gas related activities in remote areas and deepwater. Saipem is a leader in the provision of engineering, procurement, project management and construction services with distinctive capabilities in the design and the execution of large scale offshore and onshore projects, and technological competences such as gas monetisation and heavy oil exploitation.

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy
Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653 Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

saipem



Interim Report at September 30, 2009



saipem

Saipem:
Board of Directors approves Interim Report at September 30, 2009

- **Adjusted net profit for the first nine months of 2009 amounted to Euro 544 million, up 6.7% compared to the first nine months of 2008.**
- **Adjusted net profit for the third quarter of 2009 amounted to Euro 170 million, down 10.1% compared to the third quarter of 2008.**
- **New contracts won during the first nine months of 2009 amounted to Euro 6,949 million. The backlog at September 30, 2009 stood at Euro 18,354 million (Euro 19,041 million at September 30, 2008).**
- **Investments in the first nine months of 2009 amounted to Euro 1,214 million, compared to Euro 1,459 million in the first nine months of 2008.**

San Donato Milanese, October 27, 2009. The Board of Directors of Saipem S.p.A. today approved the Saipem Group's Interim Report at September 30, 2009 (not subject to audit).

(million euro)

Q3 2008	Q2 2009	Q3 2009	Q3 2009 vs Q3 2008 (%)		First nine months 2008	First nine months 2009	Sept 2009 vs Sept 2008 (%)
2,642	2,580	2,542	(3.8)	Revenues	7,261	7,700	6.0
286	298	284	(0.7)	Operating profit	775	866	11.7
189	188	170	(10.1)	Adjusted net profit	510	544	6.7
189	188	170	(10.1)	Net profit	690	544	(21.2)
285	301	281	(1.4)	Adjusted cash flow	769	875	13.8
480	385	334	(30.4)	Investments	1,459	1,214	(16.8)
5,492	2,550	1,881	(65.8)	New contracts	10,963	6,949	(36.6)

As previously stated, revenues and associated profit levels, particularly in the Offshore and Onshore sectors, and, to a lesser extent, in the Drilling sector, are not consistent over time, as they are influenced not only by market performance but also by climatic conditions and individual project schedules. Consequently, the results from any one particular fiscal period can vary significantly, thereby precluding a direct comparison with the same period in other fiscal years or extrapolation of figures from a single quarter to the entire year.

Investments in the third quarter of 2009 amounted to Euro 334 million (Euro 480 million in the third quarter of 2008) and included:

- Euro 114 million in the Offshore sector relating mainly to the construction of a new pipelayer (CastorOne) and an ultra-deepwater field development ship (FDS2), the development of a new fabrication yard in Indonesia, and maintenance and upgrading of the existing asset base;
- Euro 168 million in the Offshore Drilling sector, relating to the construction of two semi-submersible rigs, a new ultra-deepwater drillship and a jack-up, in addition to maintenance and upgrading of the existing asset base;
- Euro 46 million in the Onshore Drilling sector mainly relating to the upgrading and construction of five rigs;
- Euro 6 million in the Onshore sector for maintenance and upgrading of the existing asset base.

Investments in the first nine months of 2009 amounted to Euro 1,214 million, compared to Euro 1,459 million in the first nine months of 2008.

Fleet expansion is progressing according to plan. The jack-up Perro Negro 6 was completed in September. Saipem 12000 is due to begin operations in May 2010, while the semi-submersible platforms Scarabeo 8 and Scarabeo 9 are expected to start operations in June 2010. In 2011, investments are scheduled to be completed for the FDS2 (second quarter), the pipelayer CastorOne (third quarter), the new Diving Support Vessel (third quarter) and the new yard in Indonesia.

Net financial debt at September 30, 2009 amounted to Euro 2,848 million, representing an increase of Euro 816 million from December 31, 2008, mainly attributable to investments made during the period, the distribution of dividends and variation in working capital; the latter deriving from an extraordinarily favourable situation at the end of 2008 due to the exceptional level of downpayments received during the year.

New contracts and backlog

During the third quarter of 2009, Saipem was awarded contracts which, net of the reduction relating to contracts already in the backlog, amounted to Euro 1,881 million (Euro 5,492 million in the third quarter of 2008).
New contracts awarded to the Saipem Group during the first nine months of 2009, net of the reduction relating to contracts already in the backlog, amounted to Euro 6,949 million (Euro 10,963 million in the first nine months of 2008).
The backlog of the Saipem Group at September 30, 2009 stood at Euro 18,354 million (Euro 4,757 million in the Offshore sector, Euro 8,439 million in the Onshore sector, Euro 5,158 million in the Drilling sectors), of which Euro 1,968 million are due to be realized in the fourth quarter of 2009 and approximately Euro 7,300[*] million in 2010.

---

[*] *Subject to the Nord Stream project keeping to its contractual schedule, which provides for production to start in April 2010 and also subject to the deep-water drilling rigs, currently under construction, being delivered as per contractual schedule.*

Management outlook for 2009 and medium-term outlook

Despite the current overall weakness in hydrocarbon demand, oil prices have increased considerably since the beginning of the year. This trend reflects high expectations for a growth in demand following the end of the financial crisis, as well as possible supply shortages as a result of the recent slow-down in oil industry spending.

The rise in oil prices has not yet led to increased spending by the oil companies, which are carrying out investment programmes approved at the end of 2008, when the outlook was very negative.

In 2009, Saipem continues to execute contracts largely acquired in the previous two years, when the market was particularly favourable. The quality of the backlog and the strong operating performance on projects under execution, underpin expectations of achieving largely positive results: **revenues and operating profits for full year 2009 are now expected to be slightly higher than the record levels of 2008.** New contracts won in the first nine months of 2009 have enabled the backlog to remain at very high levels, confirming the resilience of Saipem's business model with respect to the cyclical nature of the market.

Investments on current projects for 2009 are confirmed to be in the region of Euro 1.6 billion. In addition, a further Euro 100 million has been added to cover this year's quota of the investment for the conversion of a tanker into an FPSO unit, for which the Client has already authorised the start of conversion works, in anticipation of an expected formalization of the leasing contract.

In the medium term a further strengthening of Saipem's competitive position is expected, as a result of long-term presence in geographical areas and sectors due to attract significant investments even in the context of moderate oil prices, and the start of operations of new distinctive assets in 2010 and 2011.

This press release containing the consolidated results of the third quarter of 2009 (not subject to audit) constitutes the Interim Report pursuant to article 154-ter of Law 58/98. Economic and financial data have been prepared in compliance with the criteria set by the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB) and adopted by the European Commission, in accordance with art. 6 of EC Regulation no. 1606/2002 by the European Parliament and Council of Ministers on July 19, 2002. Data pertaining to the Income Statement refers to the third quarter of 2008, the second and third quarters of 2009 and the first nine months of 2008 and 2009. Balance sheet data refers to September 30, 2009 and December 31, 2008. Financial tables match those contained in the Half-year and Annual Financial Reports.

Saipem's Chief Financial Officer, Mr Giulio Bozzini, in his capacity as the manager responsible for the preparation of the Company's financial reports, certifies, pursuant to art. 154-bis paragraph 2 of Legislative Decree no. 58/1998, that data and information disclosed in this press release correspond to the Company's evidence and accounting books and entries.

Forward-looking statements are based on a number of assumptions and expectations that could ultimately prove inaccurate, as they are subject to risks and variables outside the company's control. These include: currency fluctuations, interest rate fluctuations, the level of capital expenditure in the oil and gas industry, as well as other industries, political instability in areas where the Group operates, and actions by competitors. Moreover, contract execution is also subject to variables outside the company's control, such as weather conditions. Actual results could therefore differ materially from the forward-looking statements.

Contact details

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy

Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653
Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

Analysis by business sector

Offshore:

(million euro)

Q3 2008	Q2 2009	Q3 2009	Q3 2009 vs Q3 2008 (%)		First nine months 2008	First nine months 2009	Sept 2009 vs Sept 2008 (%)
1,027	1,192	1,136	10.6	Revenues	2,768	3,333	20.4
(839)	(970)	(927)	10.5	Expenses	(2,265)	(2,713)	19.8
(47)	(48)	(49)	4.3	Depreciation and amortisation	(128)	(147)	14.8
141	174	160	13.5	Operating profit	375	473	26.1
18.3	18.6	18.4		EBITDA %	18.2	18.6	
13.7	14.6	14.1		EBIT %	13.5	14.2	
270	1,303	1,544		New contracts	3,689	3,408	

The backlog at September 30, 2009 amounted to Euro 4,757 million, of which Euro 793 million is due to be realised in the fourth quarter of 2009.

- Revenues for the first nine months of 2009 amounted to Euro 3,333 million, representing a 20.4% increase compared to the same period of 2008, due mainly to higher levels of activity in West Africa, Kazakhstan and in the Mediterranean Sea.

- Operating profit for the first nine months of 2009 amounted to Euro 473 million, equal to 14.2% of revenues, versus Euro 375 million, equal to 13.5% of revenues, in the first nine months of 2008. EBITDA margin stood at 18.6% compared to 18.2% for the same period of 2008. This increase in margin is attributable to improved contract conditions and strong operational performance.

- The most significant contracts awarded in the third quarter include:

- for ESSO Exploration Angola (Block 15) Limited, the contract for the development of the *Kizomba Satellites Epc3 Tiebacks* project, involving the Kizomba Satellites fields in Block 15 offshore Angola. The scope of work comprises engineering, construction, transport and installation of tiebacks, umbilicals, risers and subsea systems connecting the Mavacola and Clochas fields to the existing Kizomba A and B FPSOs;
- for Eni, in Italy, a turnkey contract for works to be carried out in the Mediterranean Sea;
- for Nord Stream AG, increases in contractual workscope relating to shore approach works in Germany and Russia.

Onshore:

(million euro)

Q3 2008	Q2 2009	Q3 2009	Q3 2009 vs Q3 2008 (%)		First nine months 2008	First nine months 2009	Sept 2009 vs Sept 2008 (%)
1,378	1,099	1,130	(18.0)	Revenues	3,820	3,536	(7.4)
(1,285)	(1,025)	(1,053)	(18.1)	Expenses	(3,573)	(3,295)	(7.8)
(13)	(14)	(12)	(7.7)	Depreciation and amortisation	(36)	(38)	5.6
80	60	65	(18.8)	Operating profit	211	203	(3.8)
6.7	6.7	6.8		EBITDA %	6.5	6.8	
5.8	5.5	5.8		EBIT %	5.5	5.7	
4,663	719 (*)	434		New contracts	5,718	2,774 (*)	

(*) new contracts awarded in the second quarter of 2009 amounted to Euro 819 million, while contracts awarded in the first nine months of 2009 amounted to Euro 2,874 million, both of which have been reduced by Euro 100 million in respect of estimated decreased revenues on the Manifa project.

The backlog at September 30, 2009 amounted to Euro 8,439 million, of which Euro 926 million is to be realised in the fourth quarter of 2009.

- Revenues for the first nine months of 2009 amounted to Euro 3,536 million, representing a 7.4% decrease compared to the same period of 2008, attributable mainly to the slippage of activities on the Manifa project for Saudi Aramco.
- Operating profit for the first nine months of 2009 amounted to Euro 203 million, compared to Euro 211 million in the first nine months of 2008, with the margin on revenues rising from 5.5% to 5.7%. EBITDA margin stood at 6.8% compared to 6.5% in the same period of 2008. This increase in margin is attributable to strong operational performance.
- The most significant awards in the third quarter relate mainly to increases in workscopes of existing contracts.

Offshore Drilling:

(million euro)

Q3 2008	Q2 2009	Q3 2009	Q3 2009 vs Q3 2008 (%)		First nine months 2008	First nine months 2009	Sept 2009 vs Sept 2008 (%)
121	149	143	18.2	Revenues	359	429	19.5
(56)	(74)	(73)	30.4	Expenses	(171)	(213)	24.6
(18)	(23)	(24)	33.3	Depreciation and amortisation	(50)	(70)	40.0
47	52	46	(2.1)	Operating profit	138	146	5.8
53.7	50.3	49.0		EBITDA %	52.4	50.3	
38.8	34.9	32.2		EBIT %	38.4	34.0	
547	15	(101) (*)		New contracts	760	230 (*)	

(*) new contracts awarded in the third quarter of 2009 amounted to Euro 32 million, while contracts awarded in the first nine months of 2009 amounted to Euro 363 million, both of which have been reduced by Euro 133 million in respect of the cancellation of the ADDAX contract for Scarabeo 3.

The backlog at September 30, 2009 amounted to Euro 3,560 million, of which Euro 113 million is due to be realised in the fourth quarter of 2009.

- Revenues for the first nine months of 2009 amounted to Euro 429 million, representing a 19.5% increase on the same period of 2008, attributable mainly to the full-scale activities of the jack-ups Perro Negro 3 and Perro Negro 7 and the Tender Assisted Drilling Barge.

- Operating profit for the first nine months of 2009 amounted to Euro 146 million, compared to Euro 138 million in the first nine months of 2008, with the margin on revenues decreasing from 38.4% to 34.0%. EBITDA margin stood at 50.3% compared to 52.4% in the same period of 2008.

- Vessel utilisation in the first nine months of 2009 and the impact of programmed maintenance for 2009 are as follows:

Vessel	***September 2009***		***Year 2009***
	Under contract (days)	***Idle***	***Idle due to class reinstatement works (days)***
Semi-submersible platform Scarabeo 3	185	88 **b**	–
Semi-submersible platform Scarabeo 4	116	157 **a**	217
Semi-submersible platform Scarabeo 5	273	–	–
Semi-submersible platform Scarabeo 6	250	23 **a**	108
Semi-submersible platform Scarabeo 7	254	19 **a**	19
Drillship Saipem 10000	273	–	–
Jack-up Perro Negro 2	90	183 **c**	–
Jack-up Perro Negro 3	273	–	–
Jack-up Perro Negro 4	273	–	–
Jack-up Perro Negro 5	273	–	–
Jack-up Perro Negro 7	273	–	–
Tender Assisted Drilling Barge	273	–	–

a = the vessel underwent class reinstatement works.
b = the vessel has been idle since July 5, 2009
c = the vessel has been idle since April 1, 2009.

Jack-up Perro Negro 3 has completed the contract with GSPC (Gujarat State Petroleum Corp) and has been idle since October 11, 2009.

A contract has been awarded in October by Sonangol for the lease of the new Jack-up Perro Negro 6 for works in Angola starting in November 2009. Contract duration is one year plus an option for an additional year.

Onshore Drilling:

(million euro)

Q3 2008	Q2 2009	Q3 2009	Q3 2009 vs Q3 2008 (%)		First nine months 2008	First nine months 2009	Sept 2009 vs Sept 2008 (%)
116	140	133	14.7	Revenues	314	402	28.0
(80)	(100)	(94)	17.5	Expenses	(218)	(282)	29.4
(18)	(28)	(26)	44.4	Depreciation and amortisation	(45)	(76)	68.9
18	12	13	(27.8)	Operating profit	51	44	(13.7)
31.0	28.6	29.3		EBITDA %	30.6	29.9	
15.5	8.6	9.8		EBIT %	16.2	10.9	
12	513	4		New contracts	796	537	

The backlog at September 30, 2009 amounted to Euro 1,598 million of which Euro 136 million is due to be realised in the fourth quarter of 2009.

- Revenues for the first nine months of 2009 amounted to Euro 402 million, representing a 28% increase compared to the same period of 2008, mainly due to the start of operations of new rigs in South America and Ukraine.

- Operating profit for the first nine months of 2009 amounted to Euro 44 million, compared to Euro 51 million in the first nine months of 2008, with a margin on revenues decreasing from 16.2% to 10.9%. EBITDA margin stood at 29.9% in line with the same period of 2008. The increase in depreciation and amortisation is due to the start of operations of new rigs.

- Average utilisation of rigs in the first nine months of 2009 stood at 91.9% (99% in 2008). At the end of September 2009, the Company owned 79 rigs (in addition to 5 rigs under construction) located as follows: 30 in Venezuela, 18 in Peru, 8 in Saudi Arabia, 7 in Algeria, 3 in Kazakhstan, 3 in Brazil, 3 in Italy, 2 in Ukraine, 2 in Congo, 1 in Ecuador, 1 in Colombia and 1 in Egypt. In addition, 5 third-party rigs were deployed in Peru, 5 rigs by the joint-venture company SaiPar and 2 third-party rigs in Kazakhstan.

Attachments:

Reclassified consolidated balance sheet, consolidated income statements reclassified by nature and function of expenses and reclassified statement of cash flow.

RECLASSIFIED CONSOLIDATED BALANCE SHEET

(million euro)

		December 31, 2008		**September 30, 2009**
Net tangible fixed assets		5,171		5,995
Net intangible fixed assets		755		758
		5,926		6,753
- Offshore	2,631		2,947	
- Onshore	497		470	
- Offshore Drilling	2,149		2,643	
- Onshore Drilling	649		693	
Financial investments		43		50
Non-current assets		**5,969**		**6,803**
Net current assets		**(1,054)**		**(556)**
Net assets available for disposal and associated net financial debt		**68**		**68**
Employee termination indemnities		**(173)**		**(179)**
CAPITAL EMPLOYED		**4,810**		**6,136**
Shareholders' equity		**2,757**		**3,231**
Minority interest in net equity		**21**		**57**
Net debt		**2,032**		**2,848**
COVER		**4,810**		**6,136**
Leverage (net debt/shareholders' equity)		**0.74**		**0.88**
SHARES ISSUED AND OUTSTANDING		**441,410,900**		**441,410,900**

CONSOLIDATED INCOME STATEMENT RECLASSIFIED BY NATURE OF EXPENSES

(million euro)

Q3 2008	Q2 2009	Q3 2009		First nine months	
				2008	**2009**
2,642	2,580	2,542	Operating revenues	7,261	7,700
2	4	4	Other revenues and income	9	11
(1,946)	(1,783)	(1,787)	Purchases, services and other costs	(5,247)	(5,387)
(316)	(390)	(364)	Payroll and related costs	(989)	(1,127)
382	**411**	**395**	**GROSS OPERATING PROFIT**	**1,034**	**1,197**
(96)	(113)	(111)	Amortisation, depreciation and write-downs	(259)	(331)
286	**298**	**284**	**OPERATING PROFIT**	**775**	**866**
(23)	(29)	(27)	Financial expenses	(72)	(82)
4	7	3	Income from investments	14	13
267	**276**	**260**	**INCOME BEFORE INCOME TAXES**	**717**	**797**
(75)	(75)	(71)	Income taxes	(201)	(216)
192	**201**	**189**	**INCOME BEFORE MINORITY INTEREST**	**516**	**581**
(3)	(13)	(19)	Minority interest	(6)	(37)
189	**188**	**170**	**ADJUSTED NET PROFIT**	**510**	**544**
–	–	–	Capital gain from the disposal of non-core assets	185	–
–	–	–	Tax charge	(5)	–
189	**188**	**170**	**NET PROFIT**	**690**	**544**
285	**301**	**281**	**CASH FLOW (Net profit + Depreciation and amortisation)**	**949**	**875**

CONSOLIDATED INCOME STATEMENT
RECLASSIFIED BY
FUNCTION OF EXPENSES

(million euro)

Q3 2008	Q2 2009	Q3 2009		First nine months 2008	First nine months 2009
2,642	2,580	2,542	Operating revenues	7,261	7,700
(2,270)	(2,175)	(2,144)	Production costs	(6,221)	(6,525)
(7)	(22)	(33)	Idle costs	(31)	(68)
(27)	(34)	(27)	Selling expenses	(83)	(87)
(3)	(2)	(7)	Research and development costs	(9)	(12)
(4)	(3)	(2)	Other operating expenses, net	(5)	(6)
331	**344**	**329**	**CONTRIBUTION FROM OPERATIONS**	**912**	**1,002**
(45)	(46)	(45)	General and administrative expenses	(137)	(136)
286	**298**	**284**	**OPERATING PROFIT**	**775**	**866**
(23)	(29)	(27)	Financial expenses	(72)	(82)
4	7	3	Income from investments	14	13
267	**276**	**260**	**INCOME BEFORE INCOME TAXES**	**717**	**797**
(75)	(75)	(71)	Income taxes	(201)	(216)
192	**201**	**189**	**INCOME BEFORE MINORITY INTEREST**	**516**	**581**
(3)	(13)	(19)	Minority interest	(6)	(37)
189	**188**	**170**	**NET PROFIT ADJUSTED**	**510**	**544**
–	–	–	Capital gain from the disposal of non-core assets	185	–
–	–	–	Tax charge	(5)	–
189	**188**	**170**	**NET PROFIT**	**690**	**544**
285	**301**	**281**	**CASH FLOW (Net profit + Depreciation and amortisation)**	**949**	**875**

RECLASSIFIED STATEMENT OF CASH FLOW

(million euro)

Q3 2008	Q2 2009	Q3 2009		First nine months 2008	First nine months 2009
189	188	170	Net profit	690	544
3	13	19	Minority interest	6	37
			Adjustments to reconcile cash generated from operating income before changes in working capital:		
96	111	103	Depreciation, amortisation and other non-monetary items	72	321
45	28	(106)	Variation in working capital relating to operations	210	(349)
333	**340**	**186**	**Net cash flow from operations**	**978**	**553**
(480)	(385)	(334)	Investments in tangible and intangible fixed assets	(1,459)	(1,214)
9	35	–	Disposals	332	35
(138)	**(10)**	**(148)**	**Free cash flow**	**(149)**	**(626)**
(36)	–	3	Disposal (Buy-back) of treasury shares	(50)	3
–	(239)	–	Cash flow from share capital and reserves	(192)	(239)
2	12	48	Effect of exchange rate differences and other changes on net debt	(10)	46
(172)	**(237)**	**(97)**	**Change in net debt**	**(401)**	**(816)**
1,923	**2,514**	**2,751**	**Net debt at beginning of period**	**1,694**	**2,032**
2,095	**2,751**	**2,848**	**Net debt at end of period**	**2,095**	**2,848**

Headquarters: San Donato Milanese (Milan) - Italy
Via Martiri di Cefalonia, 67
Branches:
Cortemaggiore (Piacenza) - Italy
Via Enrico Mattei, 20


eni
saipem

saipem Società per Azioni
Capital Stock €441,410,900 fully paid
Tax identification number and Milan Companies' Register No. 00825790157

Saipem is a subsidiary of Eni SpA

www.saipem.eni.it